Exhibit 99.1

REWALK ROBOTICS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Balance Sheets	F-2

Consolidated Statements of Operations	F-4

Statements of Changes in Shareholders’ Equity	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Consolidated Financial Statements	F-7 - F-15

- - - - - - - - - - - - - - - - - - - -

F-1

REWALK ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	Unaudited
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$31,172	$41,829
Short term deposit	-	1,667
Trade receivable, net of allowance for doubtful accounts of $36 as of June 30, 2015 (unaudited) and December 31, 2014	1,517	1,955
Prepaid expenses and other current assets	1,410	756
Inventories	3,522	777

Total current assets	37,621	46,984

LONG-TERM ASSETS

Prepaid expenses	501	267
Property and equipment, net	1,001	414

Total long-term assets	1,502	681

Total assets	$39,123	$47,665

The accompanying notes are an integral part of the consolidated financial statements.

F-2

REWALK ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2015	2014
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$3,445	$1,390
Employees and payroll accruals	1,228	872
Deferred revenues and customers advances	151	77
Other liabilities	376	769
Other liabilities related to settlement of BIRD foundation grants	-	466

Total current liabilities	5,200	3,574

LONG-TERM LIABILITIES
Deferred revenues	197	172
Other long-term liabilities	102	66

Total long-term liabilities	299	238

Total liabilities	5,499	3,812

COMMITMENTS AND CONTINGENT LIABILITIES
Shareholders’ equity:
Share capital
Ordinary share of NIS 0.01 par value-Authorized: 250,000,000 shares as of June 30, 2015 (unaudited) and December 31, 2014; Issued and outstanding: 12,145,616 (unaudited) and 11,978,554 shares as of June 30, 2015 (unaudited) and December 31, 2014 respectively	32	32
Additional paid-in capital	93,680	92,395
Accumulated deficit	(60,088)	(48,574)

Total shareholders’ equity	33,624	43,853

Total liabilities and shareholders’ equity	$39,123	$47,665

The accompanying notes are an integral part of the consolidated financial statements.

F-3

REWALK ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2015	2014
	Unaudited

Revenues	$1,245	$945
Cost of revenues	1,152	1,368

Gross profit (loss)	93	(423)

Operating expenses:
Research and development	2,987	2,158
Sales and marketing, net	5,514	2,891
General and administrative	2,956	1,382

Total operating expenses	11,457	6,431

Operating loss	(11,364)	(6,854)
Financial expenses, net	(119)	(2,855)

Loss before income taxes	(11,483)	(9,709)
Income taxes	31	32

Net loss	$(11,514)	$(9,741)

Convertible preferred share dividend	-	(1,395)

Net loss attributable to ordinary shares	(11,514)	(11,136)

Net loss per ordinary share, basic and diluted	$(0.95)	$(59.42)

Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	12,066,950	187,390

The accompanying notes are an integral part of the consolidated financial statements.

F-4

REWALK ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Convertible Preferred Shares		Ordinary Share		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	equity

Balance as of January 1, 2014	327,403	*	185,688	*	32,537	(26,906)	5,631
Exercise of warrants into Series C Convertible preferred shares	17,705	*	-	-	3,825	-	3,825
Exercise of warrants into Series D Convertible preferred shares	263	*	-	-	57	-	57
Issuance of series D convertible preferred shares	4,131	*	-	-	1,114	-	1,114
Issuance of Series E convertible preferred shares, net of issuance expense in an amount of $212	75,695	*	-	-	7,895	-	7,895
Conversion of convertible preferred shares into ordinary shares	(425,197)	*	7,838,640	22	(22)	-	-
Recalssification of liability warrants to equity warrants	-	-	-	-	5,555	-	5,555
Issuance of ordinary Shares in IPO, net of issuance expenses in an amount of $5,138	-	-	3,450,000	9	36,254	-	36,263
Exercise of warrants into ordinary shares	-	-	157,618	-	-	-	-
Share-based compensation to employees and non employees	-	-	-	-	5,179	-	5,179
Issuance of ordinary share upon exercise of stock options by employees	-	-	346,608	1	1	-	2
Net loss	-	-	-	-	-	(21,668)	(21,668)

Balance as of December 31, 2014	-	-	11,978,554	32	92,395	(48,574)	43,853
Share-based compensation to employees and non employees	-	-	-	-	1,171	-	1,171
Issuance of ordinary shares upon exercise of stock options by employees and non-employee consultants	-	-	117,378	*	114	-	114
Exercise of warrants into ordinary shares	-	-	49,684	-	-	-	-
Net loss	-	-	-	-	-	(11,514)	(11,514)

Balance as of June 30, 2015 (unaudited)	-	-	12,145,616	32	93,680	(60,088)	33,624

* Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

F-5

REWALK ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2015	2014
	Unaudited
Cash flows from operating activities:
Net loss	$(11,514)	$(9,741)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	124	51
Share-based compensation	1,171	382
Deferred taxes	(27)	26
Revaluation of fair value of warrants to purchase convertible preferred shares	-	792
Issuance of warrants to venture lending	-	835
Financial expenses resulted from issuance of Series D preferred shares to related party	-	1,114

Changes in assets and liabilities:

Trade receivables	438	(69)
Prepaid expenses and other current and long-term assets	(813)	(1,394)
Inventories	(3,105)	418
Trade payables	2,055	(91)
Employees and payroll accruals	356	143
Deferred revenues and advances from customers	57	(51)
Other liabilities	(781)	273

Net cash used in operating activities	(12,039)	(7,312)

Cash flows from investing activities:
Change in short-term deposits	1,667	(12)
Purchase of property and equipment	(351)	(89)

Net cash provided by (used in) investing activities	1,316	(101)

Cash flows from financing activities:
Issuance of ordinary shares upon exercise of stock options by employees	66	2
Issuance costs	-	(545)

Net cash provided by (used in) financing activities	66	(543)

Decrease in cash and cash equivalents	(10,657)	(7,956)
Cash and cash equivalents at beginning of period	41,829	8,860

Cash and cash equivalents at end of period	$31,172	$904

Supplemental disclosures of non-cash flow information
Warrants to purchase Series D convertible preferred shares issued to venture lending	$-	$835
Series D convertible preferred shares issued to related party	$-	$1,114
Issuance costs	$-	$519

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$196	$-

The accompanying notes are an integral part of the consolidated financial statements.

F-6

REWALK ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1:- GENERAL

a.	ReWalk Robotics Ltd. ("RRL" and together with its subsidiaries, collectively, the "Company") was incorporated under the laws of the State of Israel on June 20, 2001 and commenced operations on the same date. the Company is engaged in the field of exoskeleton development and commercialization and currently markets two main products:

ReWalk Personal and ReWalk Rehabilitation. ReWalk Personal is designed for everyday use by individuals at home and in their communities. ReWalk Rehabilitation is designed for the clinical rehabilitation environment.

b.	RRL has two wholly-owned subsidiaries: (i) ReWalk Robotics Inc. ("RRI") incorporated under the laws of the state of Delaware on February 15, 2012. RRI markets and sells products mainly in the United States and Canada. and (ii) Argo Medical Technologies GmbH ("AMG") incorporated under the laws of Germany on January 14, 2013. AMG sell the Company’s products mainly in Germany and Europe.

c.	The Company depends on one contract manufacturer. Reliance on this vendor makes the Company vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs. This vendor accounted for 24% (unaudited) and 12% of the Company's total trade payables as of June 30, 2015 (unaudited) and December 31, 2014, respectively.

d.	The Company has incurred losses in the amount of $11,514 (unaudited) during the six month period ended June 30, 2015 (unaudited). The Company has an accumulated deficit in the total amount of $60,088 (unaudited) as of June 30, 2015 (unaudited) and negative cash flow from operating activity is in the amount of $12,039 (unaudited) for the six month period then ended (unaudited). The Company has sufficient funds to support its operations in the next twelve months.

NOTE 2:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles and standards of the Public Company Accounting Oversight Board for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2015, consolidated results of operations and consolidated cash flows for the period of six months ended June 30, 2015 and 2014, have been included. The results for the six months period ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

F-7

REWALK ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the annual consolidated financial statements of the Company as disclosed in the Company's Annual Report on Form 20-F for the period ended December 31, 2014 filed with the Securities and Exchange Commission ("SEC") on February 27, 2015 are applied consistently in these interim consolidated financial statements.

b.	Recent accounting pronouncements:

i.	Revenue recognition:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Insurance contracts do not fall within the scope of this ASU. The effective date of ASU 2014-09 is for annual reporting periods beginning after December 15, 2017. In July 2015, the FASB decided to defer by one year the effective date of this ASU. The ASU has not yet been adopted and the Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its consolidated financial statements.

ii.	Going concern:

On August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The ASU is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact the adoption of ASU 2014-15 will have on its ongoing financial reporting.

iii.	Inventory:

On July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), Simplifying the Measurement of Inventory, which changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. Net realizable value is defined as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.” ASU 2015-11 eliminates the guidance that entities consider replacement cost or net realizable value less an approximately normal profit margin in the subsequent measurement of inventory when cost is determined on a first-in, first-out or average cost basis. The provisions of ASU 2015-11 are effective for public entities with fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact to its consolidated financial position, consolidated results of operations, and consolidated cash flows of the adoption of ASU 2015-11.

F-8

REWALK ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables. The Company’s cash and cash equivalents are deposited in major banks in Israel, the United States and Germany. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company maintains cash and cash equivalents with diverse financial institutions and monitors the amount of credit exposure to each financial institution.

The Company’s trade receivables are geographically diversified and derived primarily from sales to customers in various countries, mainly in the United States and Europe. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its distributors based upon a specific review of all significant outstanding invoices. The Company writes off receivables when they are deemed uncollectible and having exhausted all collection efforts. As of June 30, 2015 (unaudited) and December 31, 2014 the trade receivables are presented net of $36 allowance for doubtful accounts.

NOTE 4:- INVENTORIES

	June 30,	December 31,
	2015	2014
	Unaudited

Raw materials	$667	$41
Finished products	2,885	736

	$3,522	$777

NOTE 5:- COMMITMENTS AND CONTINGENCIES

a.	Purchase commitment

The Company has contractual obligations to purchase goods from its manufacturer. Purchase obligations do not include contracts that may be canceled without penalty. As of June 30, 2015 (unaudited), outstanding purchase orders has incurred approximately $1,515 (unaudited) of manufacturing costs.

b.	Leases

The Company operates from leased facilities in Israel, the Unites States and Germany. These leases expire between 2015 and 2025.

The future minimum lease commitments of the Company and its subsidiaries under various non-cancelable operating lease agreements in respect of premises, that are in effect as of June 30, 2015 (unaudited), are as follows:

2015	$99
2016	229
2017	229
2018	229
2019 and thereafter	1,601
Total	$2,387

F-9

REWALK ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 5:- COMMITMENTS AND CONTINGENCIES (Cont.)

Total rent expenses for the six months period ended June 30, 2015 (unaudited) and 2014 (unaudited) were $117 and $86, respectively.

RRL and AMG lease cars for their employees under cancelable operating lease agreements expiring at various dates in 2015-2017.

RRL and AMG have an option to be released from these agreements, which may result in penalties in a maximum amount of approximately $55 as of June 30, 2015 (unaudited).

c.	Royalties:

As of December 31, 2014 and June 30, 2015 (unaudited), the contingent liability to the Office of the Chief Scientist ("OCS"), amounted to $76. The Israeli Research and Development Law provides that know-how developed under an approved research and development program may not be transferred to third parties without the approval of the OCS. Such approval is not required for the sale or export of any products resulting from such research or development. The OCS, under special circumstances, may approve the transfer of OCS-funded know-how outside Israel, in the following cases:

(a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how or in consideration for the sale of the grant recipient itself, as the case may be, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer); (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how; (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities; or (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient.

d.	Legal claims

In September 2013, a claim was filed against the Company and the University of Utah Hospital and Medical Center (UUHMC) in the Third Judicial District Court for the County of Salt Lake, State of Utah, in connection with allegations made by a ReWalk user who was injured while using ReWalk. The plaintiff claimed that in April 2013 the ReWalk malfunctioned while transitioning from sitting to standing mode and sought damages totaling $2.9 million from the Company and UUHMC for an injury she alleged was caused by such malfunction. In April 2015, the case was settled with the plaintiff. The settlement did not have a material affect on the Company’s business, financial position, results of operations or cash flows.

NOTE 6:- SHAREHOLDERS’ EQUITY

a.	Share option plan:

On August 19, 2014, the Company’s board of directors adopted the ReWalk Robotics Ltd. 2014 Incentive Compensation Plan (the "Plan"). The Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, cash-based awards, other stock-based awards and dividend equivalents to the Company’s and its affiliates’ respective employees, non-employee directors and consultants.

F-10

REWALK ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 6:- SHAREHOLDERS’ EQUITY (Cont.)

Starting in 2014, the Company granted to employees and directors of the Company Restricted Stock Units (RSUs) under this Plan. An RSU award is an agreement to issue shares of our common stock at the time the award is vested.

As of June 30, 2015 (unaudited) the Company had reserved 390,287 (unaudited) ordinary shares, available for issuance to employees, directors, officers and consultants of the Company and its subsidiaries. The options generally vest over four years. Any option that is forfeited or canceled before expiration becomes available for future grants under the Plan.

The fair value of RSUs granted is determined based on the price of the Company's ordinary shares on the date of grant.

The fair value for options granted during the six months ended June 30, 2015 (unaudited) and during the year ended December 31, 2014 is estimated at the date of grant using a Black-Scholes-Merton option pricing model with the following assumptions:

	June 30,	December 31,
	2015	2014
	Unaudited

Expected volatility	60%	60%-70%

Risk-free rate	1.6%-1.77%	1.74%-1.95%
Dividend yield	0%	0%
Expected term (in years)	6.11	5.81 - 6.11
Share price	$19.61 - $20.97	$1.49 - $20.77

A summary of employee share option activity during the six month period ended June 30, 2015 (unaudited) is as follows:

	Six month period ended June 30, 2015
	Number	Average exercise price	Average remaining contractual life (years)	Aggregate intrinsic value (in thousands)

Options/RSUs outstanding at the beginning of the period	1,350,846	$3.80	8.37	$20,373
Options granted	89,078	$19.79
RSUs granted	43,466	$-
Exercised	(107,610)	$1.19
RSUs forefeited	(12,184)	$-
Options Forfeited	(6,447)	$2.18

Options outstanding at the end of the period	1,357,149	$4.98	8.11	$10,873

Vested and expected to vest	1,330,761	$4.94	8.09	$10,679

Options exercisable at the end of the period	559,984	$1.61	7.10	$5,452

F-11

REWALK ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 6:- SHAREHOLDERS’ EQUITY (Cont.)

The weighted average grant date fair value of options granted during the six month period ended June 30, 2015 (unaudited) was $11.19 (unaudited). The weighted average grant date fair value of RSUs granted during the six months period ended June 30, 2015 (unaudited) was $20.97 (unaudited).

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the exercise period. As of June  30, 2015 (unaudited), there was $ 6,947 (unaudited) of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2012 and 2014 Plan. This cost is expected to be recognized over a period of approximately 3 years.

The options and RSUs outstanding as of June 30, 2015 (unaudited) have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of June 30, 2015	Weighted average remaining contractual life (years)	Options exercisable as of June 30, 2015	Weighted average remaining contractual life (years)
- (including options and RSUSs)	150,709	7.86	41,076	3.48
$0.82	34,377	5.54	34,377	5.54
$1.32	408,647	6.96	312,948	6.91
$1.48	496,931	8.57	160,937	8.56
$20.97	266,485	9.48	10,646	9.47

	1,357,149	8.11	559,984	7.10

b.	Options issued to non-employee consultants:

During the six months period ended June 30, 2015 (unaudited) non-employee consultants exercised 10,500 options into ordinary shares.

The Company’s outstanding options granted to non-employee consultants as of June 30, 2015 (unaudited) were as follows:

Issuance date	Options for shares of ordinary share	Exercise price per share	Options exercisable	Exercisable through
	(number)		(number)

March 12, 2007	10,344	$0.01	10,344	March 12, 2017

F-12

REWALK ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 6:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Warrants

In March 2015 a total of 123,888 warrants were exercised on a cashless basis into 49,684 ordinary shares.

The following table summarizes information about warrants outstanding and exercisable as of June 30, 2015 (unaudited):

Issuance date	Warrants outstanding as of June 30, 2015 (number)	Exercise price per warrant	Warrants exercisable	Exercisable through
	(number)		(number)

July 14, 2014	542,506	$10.08	542,506	June 25, 2018

d.	Share-based compensation expense for employees and consultants:

The Company recognized non-cash share-based compensation expense in the consolidated statements of operations as follows:

	Six months ended June 30,
	2015	2014
	Unaudited
Cost of revenues	$32	$4
Research and development	200	108
Sales and marketing, net	265	128
General and administrative	674	142

Total	$1,171	$382

NOTE 7:- FINANCIAL EXPENSES, NET

The components of financial expenses, net were as follows:

	Six months ended June 30,
	2015	2014
	Unaudited

Issuance of warrants to purchase convertible preferred share	-	835
Revaluation of fair value of warrants to purchase convertible preferred share	-	792
Issuance of convertible preferred shares	-	1,114
Foreign currency transactions and other	106	28
Financial expenses related to loan agreement with Kreos	-	70
Income related to hedging transactions	(8)	-
Bank commissions	21	16

	$119	$2,855

F-13

REWALK ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8:- BASIC AND DILUTED NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period.

Diluted net loss per share is computed by giving effect to all potential ordinary shares, including stock options and, convertible preferred share warrants, to the extent dilutive, all in accordance with ASC No. 260, “Earning Per Share”.

The following table sets forth the computation of the Company’s basic and diluted net loss per ordinary share:

	Six months ended June 30,
	2015	2014
	Unaudited

Net loss	$(11,514)	$(9,741)
Convertible preferred shares dividend	-	(1,395)

Net loss attributable to ordinary shares	(11,514)	(11,136)
Shares used in computing net loss per ordinary shares, basic and diluted	12,066,950	187,390

Net loss per ordinary share, basic and diluted	$(0.95)	$(59.42)

Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential ordinary shares outstanding would have been anti-dilutive.

NOTE 9:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER AND PRODUCT DATA

Summary information about geographic areas:

ASC 280, "Segment Reporting," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment, and derives revenues from selling systems and services (see Note 1 for a brief description of the Company’s business). The following is a summary of revenues within geographic areas:

	Six months ended June 30,
	2015	2014
	Unaudited
Revenues based on customer’s location:
United States	950	486
Europe	219	281
Asia-Pacific	76	178

Total revenues	$1,245	$945

F-14

REWALK ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 9:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER AND PRODUCT DATA (Cont.)

	June 30,	December 31,
	2015	2014
	Unaudited
Long-lived assets* by geographic region:
Israel	$347	$279
United States	498	88
Germany	156	47

	$1,001	$414

*	Long-lived assets are comprised of property and equipment, net.

Major customers data as a percentage of total revenues:

	Six months ended June 30,
	2015	2014
	Unaudited

Customer A	*	19%
Customer B	11%	-
Customer C	11%	-

* Less than 10%

NOTE 10:- SUBSEQUENT EVENT

In September 2015 the board of directors approved a grant of 380,166 options from the shares reserved for future grants as described in Note 6a.

F-15